FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 18 January, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXO WELLCOME HOUSE, BERKELEY AVENUE,
GREENFORD, MIDDLESEX UB6 0NN
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ___


gsk
GlaxoSmithKline

GlaxoSmithKline plc
Berkeley Avenue
Greenford
Middlesex
UB6 0NN

Tel. +44 (0)20 8966 8000
Fax. +44 (0)20 8966 8330
www.gsk.com
DX 124740 Greenford 2

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

17 January 2002 The Administrators of the GlaxoSmithKline Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on the 18 January 2002, that as a result of movement in the fund on the 17 January 2002, the number of Ordinary Share ADRs held by the fund had decreased from 18,710,260 to 18,662,649 at an average price of $47.5000.

The Plan is a discretionary fund of which all employees or former employees of SmithKline Beecham plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore, interested in the shares held in the fund from time to time in the same way as other employees or former employees of SmithKline Beecham plc and its subsidiaries.

S M Bicknell
Company Secretary

18 January 2002

GlaxoSmithKline plc
Registered in England & Wales
No. 3888792
Registered office
Glaxo Wellcome House
Berkeley Avenue, Greenford
Middlesex, UB6 0NN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 18 January, 2002

By: VICTORIA LLEWELLYN
Victoria Llewellyn
Authorised Signatory for and on behalf of GlaxoSmithKline plc